EXHIBIT 12.1

DAVITA HEALTHCARE PARTNERS INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense, the amortization of deferred financing costs and the amortization of the cap premium), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended
	March 31,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$264,981	$723,136	$1,309,673	$1,124,978	$1,001,304	$916,605
Add:
Debt expense	102,884	408,380	410,294	429,943	288,554	241,090
Interest portion of rent expense	44,492	166,821	149,432	137,558	112,424	95,919
Less: Noncontrolling interests	(40,797)	(158,304)	(140,949)	(124,276)	(105,891)	(95,899)
	106,579	416,897	418,777	443,225	295,087	241,110
	$371,560	$1,140,033	$1,728,450	$1,568,203	$1,296,391	$1,157,715
Fixed charges:
Debt expense	$102,884	$408,380	$410,294	$429,943	$288,554	$241,090
Interest portion of rent expense	44,492	166,821	149,432	137,558	112,424	95,919
Capitalized interest	2,721	9,723	7,888	6,408	8,127	4,887
	$150,097	$584,924	$567,614	$573,909	$409,105	$341,896
Ratio of earnings to fixed charges	2.48	1.95	3.05	2.73	3.17	3.39